Exhibit 22

List of Guarantor Subsidiaries

The 2028 Notes, 2029 Notes, 2030 Notes, 2035 Notes and 2036 Notes are jointly and severally guaranteed on a full and unconditional basis by Bath & Body Works, Inc. (incorporated in Delaware) and the following 100% owned subsidiaries of Bath & Body Works, Inc. as of August 1, 2026:

Entity	Jurisdiction of Incorporation or Organization
Bath & Body Works, LLC	Delaware
Bath & Body Works Brand Management, Inc.	Delaware
Bath & Body Works Direct, Inc.	Delaware
beautyAvenues, LLC	Delaware
Beauty Specialty Holding, LLC	Delaware
L Brands Service Company, LLC	Delaware